August 3, 2005

Ms. Kathleen Collins
Accounting Branch Chief
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

RE:         Opsware Inc.
Form 10-K for Fiscal Year Ended January 31, 2005
Filed April 15, 2005 (the “Form 10-K”)
Form 10-Q for Fiscal Quarter Ended April 30, 2005
Filed June 9, 2005 (the “Form 10-Q”)

Dear Ms. Collins:

We acknowledge receipt of the Staff’s letter dated July 28, 2005 (the “Letter”) containing comments with respect to the Form 10-K and Form 10-Q.  As we discussed, we respectfully request that the deadline for our response to the Letter be extended until August 31, 2005.  Our request is premised upon the need to allow our independent auditors a sufficient period of time to assist with the response, and because we are in the midst of closing our recently ended fiscal quarter.

Please do not hesitate to call me at (408) 744-7528, or Robert Freedman of Fenwick & West LLP, the company’s outside counsel, at (650) 335-7292, if you have questions or require additional information.

Very truly yours,

/s/ Jonathan G. Stueve

Jonathan G. Stueve
Corporate Counsel

cc:           April Coleman, Securities and Exchange Commission, Staff Accountant (via facsimile at (202) 772-9210)